February 9, 2010

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scientific Games Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, 2009
and June 30, 2009
File No. 000-13063

Dear Mr. Gilmore:

Reference is made to the letter dated January 28, 2010 (the “Comment Letter”) to Mr. Michael R. Chambrello, President and Chief Executive Officer of Scientific Games Corporation (the “Company,” “our,” or “we”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filings referenced above.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 62

1.                                      We refer to your response to our prior comment 3 and note that while you were not a party to any market risk sensitive instruments as of December 31, 2008, you derive a substantial and growing portion of your revenue and profits from operations outside the United States and that you believe exchange rate fluctuations may adversely affect your results of operations and cash flows and the value of your assets outside the United States in the future.  Your disclosure that based upon analysis as of December 31, 2008 you believe a hypothetical 10% change in foreign exchange rates could be material to future earnings does not provide a reader with sufficient information to understand the potential significance of the risk and uncertainty due to foreign currency fluctuations.  Please quantify for us and in future filings disclose the results of your sensitivity analysis performed at the period end.  See Item 303(a)(3)(ii) of Regulation S-K.

For further guidance, see Section III.B of SEC Release No. 33-6835 available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Although Scientific Games provides technology-based products, systems and services to gaming industries worldwide, a substantial amount of our transactions and their resulting financial impact are transacted in U.S. Dollars.  The principal foreign currencies to which we have the most exposure are the Euro and the British Pound Sterling, representing approximately 25% and 49% of our non-U.S Dollar revenues in 2009.  Historically, our exposure to foreign currency fluctuations have been more significant with respect to revenues than expenses, as a significant portion of our expenses, such as paper and ink, are contracted for in U.S. Dollars.  At December 31, 2009, a hypothetical 10% strengthening in the value of the U.S. Dollar relative to the Euro and the Pound would result in a decrease in revenue and operating income of approximately $24.0 million and $7.6 million, respectively (the comparable amount in the prior year would have resulted in a decrease in revenue and operating income of approximately $27.4 million and $7.9 million, respectively, reflecting higher international revenue in 2008).

The Company intends to include disclosure, similar to what is included in the previous paragraph, in future filings related to the potential impact of foreign currency on our results and to discuss any known trends or uncertainties relating to foreign currency fluctuations on revenues and operating income.

Item 8. Consolidated Financial Statements

Consolidated Statements of Operations, page 68

2.                                      In your response to prior comment 4 you indicate that service revenue includes all products sold including instant lottery ticket fulfillment or services provided to customers on a recurring basis under a long-term contract.  Please clarify for us whether instant lottery ticket fulfillment products included within service revenues contain tangible products.  If so, please explain your basis for including tangible product sales within service revenues and how you considered the presentation requirement of Rule 5-03(1) of Regulation S-X.

As noted by the Staff, our instant lottery ticket fulfillment/services businesses have historically been recorded as service revenues.  Our instant lottery ticket business consists of long-term contracts to supply instant lottery tickets and provide related services to our lottery customers.  Although an instant lottery ticket is a tangible product, we offer our clients a number of related, value-added services as part of an integrated offering.  These services include game design, determination of prize structure, game programming and rights to use licensed products.  Accordingly, we view our instant ticket offering as neither a pure product sale nor a pure service offering.  This is in contrast to our sales of phone cards, lottery systems and terminals, which we view as pure product sales that are typically non-recurring in nature and not subject to multi-year supply agreements.  In determining the presentation of our revenues, we concluded that the nature of our instant lottery ticket businesses was more closely aligned to service revenues than sales revenues in light of the significant value-added service component of the integrated offering and, accordingly, have historically included such revenues in the service category.

Although we believe that this presentation is acceptable under Rule 5-03(1) of Regulation S-X, we recognize that our instant lottery ticket fulfillment/services revenues are not pure services.  In order to provide users of our financial statements better visibility into our revenue streams, we plan to segregate revenues related to our instant ticket fulfillment/services businesses from other service revenues.  Accordingly, going forward, the revenue captions in our statement of operations would consist of the following: Instant Ticket Revenue, Services, and Sales, with a corresponding cost of revenue line item for each category.  We also intend to expand our disclosure to clearly describe the components of each category and the reason for providing the new presentation.  We intend to provide this additional information beginning in our Annual Report on Form 10-K for the year ended December 31, 2009 and would recast all prior periods included therein to conform to this presentation.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Overview

Expense Analysis, page 29

3.                                      We note your response to prior comment 16 regarding the timing differences that can result in inconsistencies between the company’s sales to CLN and CLN’s sales to retailers.  In light of the company’s increased sales to CLN during the second and third quarters of 2009 while CLN experienced lower retail sales, please clarify for us if this is indicative of the channel being “full” such that subsequent period sales to CLN are expected to be lower.

Annex I attached hereto provides a table setting forth the Company’s sales of lottery tickets to CLN and CLN’s retail sales during each of the quarters in 2008 and 2009. As indicated in the table, there is seasonality in CLN’s retail sales, with the first, second and fourth quarters reflecting higher sales than in the third quarter.  As further indicated in the table, our sales pattern to CLN does not necessarily match the retail sales pattern, as CLN controls the ordering process and there is significant lead time.  We do not attempt to influence the timing of CLN’s orders, but rather fulfill the purchase orders as we receive them.  Furthermore, there are no return provisions on the tickets, risk of loss transfers when the tickets are delivered to CLN’s warehouse and payment for the tickets is not contingent on CLN’s ultimate sale of the tickets.  The higher sales to CLN in the second and third quarters of 2009 reflect the timing of orders received from CLN as well as, with respect to the third quarter, our sale of higher-priced (foil-based) tickets to CLN in anticipation of the launch of the first EUR 20 ticket in the fourth quarter of 2009.  We do not believe the channel is “full,” but rather anticipate lower sales to CLN in the near term due to an expected reduction in orders from the lottery to CLN (and a corresponding reduction in orders from CLN to us) in light of the uncertainty related to the tender process for new concessions to operate the lottery (which process was expected to be concluded in November 2009, but has been delayed due to litigation related to the tender process).  To the extent that we are able to identify this trend or other trends in ticket purchases by CLN and/or a trend in retail sales by CLN to lottery retailers, we intend to describe such trends in future filings.

* * * * * * *

Pursuant to the Staff’s request in its comment letter dated November 13, 2009, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the preceding responses will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me at 678-297-5265.

Very truly yours,

/s/Stephen L. Gibbs
Stephen L. Gibbs
Vice President, Corporate Controller and Chief Accounting Officer

cc:                                 Mr. Michael R. Chambrello
Chief Executive Officer
Mr. Jeffery S. Lipkin
Chief Financial Officer

Annex I

CLN Sales Summary

(000’s)

	Qtr Ending	Qtr Ending	Qtr Ending	Qtr Ending	Total	Qtr Ending	Qtr Ending	Qtr Ending	Qtr Ending	Total
	3/31/2008	6/30/2008	9/30/2008	12/31/2008	2008	3/31/2009	6/30/2009	9/30/2009	12/31/2009	2009

Retail Sales by CLN	€2,476,751	€2,396,718	€2,059,229	€2,341,535	€9,274,233	€2,599,065	€2,365,825	€2,122,857	€2,346,695	€9,434,442
Retail Sales by CLN - Six months		€4,873,469		€4,400,764			€4,964,890		€4,469,552

SG Ticket Sales to CLN	$19,212	$14,029	$14,291	$12,629	$60,161	$14,354	$18,706	$16,984	$14,232	$64,276
SG Ticket Sales to CLN - Six months		$33,241		$26,920			$33,060		$31,216